SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)
Of The Securities Exchange Act Of 1934

(Amendment No. 1)

VALE S.A.

(Name of subject company (Issuer))

VALE S.A.

(Name of Filing Person (Offeror))

Preferred Shares, Without Par Value (Including In The Form Of American Depositary Shares) (Title of classes of securities)	N/A (CUSIP number of Preferred Shares) 91912E204 (CUSIP number of Preferred ADSs)

Luciano Siani Pires
Chief Financial Officer
Avenida das Américas, 700 – Bloco 8 – Loja 318
22640-100 Rio de Janeiro, RJ, Brazil
Tel: +55 21 3814-8888

Fax: +55 21 3814 8820
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of
Filing Person)

Copies to:
Nicolas Grabar
 Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
 Tel: (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$19,234,848,936.21	US$2,229,318.99

(1)               Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated assuming the conversion of all outstanding preferred class A shares of Vale, no par value (the “Preferred Shares”) and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”). The Transaction Valuation (estimated solely for purposes of computing the filing fee pursuant to Rule 0-11 under the Exchange Act) is calculated as the sum of (1) 1,967,721,926, the number of Vale Preferred Shares eligible to be converted into common shares of Vale, no par value (the “Common Shares”), in the offer, multiplied by US$7.51, the average of the high and low prices of the Preferred Shares as reported on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão, or “Bovespa”) on June 23, 2017, converted into U.S. dollars based on an exchange rate of R$3.333=US$1.00, the PTAX selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) on June 23, 2017, and (2) 584,175,265, the number of outstanding Preferred ADSs, as of May 31, 2017, eligible to be exchanged for American Depositary Shares, each representing one Common Share (the “Common ADSs”), in the offer, multiplied by US$7.63, the average of the high and low prices of the Preferred ADSs as reported on the New York Stock Exchange on June 23, 2017.

(2)               The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2017, is US$115.90 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.0001159.

☒                Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US $2,229,318.99	Filing Party: Vale S.A.

Form of Registration No.: Schedule TO, No. 005-78221	Date Filed: June 28, 2017

☐                  Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                  third party tender offer subject to Rule 14d-1

☒                issuer tender offer subject to Rule 13e-4

☐                  going private transaction subject to Rule 13e-3

☐                  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), on June 28, 2017 by Vale S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Vale”). The Schedule TO relates to the offer by Vale to convert (1) any and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”), into American Depositary Shares, each representing one Common Share (the “Common ADSs”), at a ratio of 0.9342 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS, and (2) any and all outstanding Preferred Shares of Vale, no par value (the “Preferred Shares”), other than Preferred Shares owned directly or indirectly by Vale and its subsidiaries, into Common Shares of Vale, no par value (the “Common Shares”), at a ratio of 0.9342 Common Shares for each Preferred Share, plus cash in lieu of any fractional Common Share, upon the terms and subject to the conditions set forth in the offer to convert dated June 28, 2017 (the “Offer to Convert”) and in the related letter of transmittal (the “Letter of Transmittal”). The information set forth in the Offer to Convert, including, without limitation, all schedules thereto, and the related Letter of Transmittal, is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to remove the following sentence from the first paragraph under “Section 20. Miscellaneous:” “[I]f, after making such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will elections to convert Preferred ADSs or Preferred Shares be accepted from or on behalf of) the holders of Preferred ADSs and Preferred Shares in that jurisdiction.” Therefore, the first paragraph under “Section 20. Miscellaneous” of this Schedule TO must be read as follows:

“ The Offer is open to all holders of Preferred ADSs and Preferred Shares. A separate notice, and related materials, in Portuguese have been published concurrently in Brazil for the holders of Preferred Shares. We are not aware of any jurisdiction where the making of the Offer or the election to convert Preferred ADSs or Preferred Shares in connection therewith would not be in compliance with the laws of that jurisdiction. If we become aware of any jurisdiction in which the making of the Offer or the election to convert Preferred ADSs or Preferred Shares in connection therewith would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibits are hereby added to Item 12 of the Schedule TO:

Exhibit No	Description

(a)(5)(N)	Summary of the terms of the tender offer included in Vale S.A.’s website http://www.vale.com/truecorporation.

(a)(5)(O)	Transcripts of video presentations prepared by Vale S.A. summarizing the terms of the tender offer (“CFO Siani comments on New Governance”) for social media and its website.

(a)(5)(P)	Shareholder presentation “On the way to a new and better governance” dated July 2017.

(a)(5)(Q)

Press Release “Vale informs on the treatment of financial instruments given by the Brazilian Stock Exchange - B3” (incorporated by reference to Vale S.A.’s current report on Form 6-K furnished to the SEC on July 7, 2017).

(a)(5)(R)	Press Release “Vale informs on the availability for trading of the converted common shares” (incorporated by reference to Vale S.A.’s current report on Form 6-K furnished to the SEC on July 17, 2017).

Item 13 Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

Vale S.A.

By:	/s/ Luciano Siani Pires
Name: Luciano Siani Pires
Title: Executive Officer

By:	/s/ Clovis Torres
Name: Clovis Torres
Title: Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Vale S.A. constitutes and appoints each of André Luis Werner, Andre Luiz da Rocha Figueiredo, Carla Dodsworth Albano Miller and Fernando Mascarenhas Cavalcanti de Barros its true and lawful attorney-in-fact to sign, individually or together with another attorney-in-fact or together with an executive officer of Vale S.A., any and all amendments to this Schedule TO-I, as amended, and to file any such amendment, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: July 17, 2017

Vale S.A.

By:	/s/ Luciano Siani Pires
Name:	Luciano Siani Pires
Title:	Executive Officer

By:	/s/ Clovis Torres
Name:	Clovis Torres
Title:	Executive Officer

EXHIBIT INDEX

Exhibit No	Description

(a)(5)(N)	Summary of the terms of the tender offer included in Vale S.A.’s website http://www.vale.com/truecorporation.

(a)(5)(O)	Transcripts of video presentations prepared by Vale S.A. summarizing the terms of the tender offer (“CFO Siani comments on New Governance”) for social media and its website.

(a)(5)(P)	Shareholder presentation “On the way to a new and better governance” dated July 2017.

(a)(5)(Q)

Press Releases “Vale informs on the treatment of financial instruments given by the Brazilian Stock Exchange - B3” (incorporated by reference to Vale S.A.’s current report on Form 6-K furnished to the SEC on July 7, 2017).

(a)(5)(R)	Press Release “Vale informs on the availability for trading of the converted common shares” (incorporated by reference to Vale S.A.’s current report on Form 6-K furnished to the SEC on July 17, 2017).